NEWS RELEASE

New York - AG	May 20, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Announces Voting Results from 2025 Annual General Meeting

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the voting results for its Annual General Meeting of Shareholders held on Tuesday, May 20, 2025 in Vancouver, British Columbia (the "2025 AGM").  Each of the matters that were voted upon at the 2025 AGM are described in detail in the Company's Management Information Circular dated April 9, 2025 (the "Circular"), which is available on the Company's website at www.firstmajestic.com or at www.firstmajesticagm.com.

A total of 281,059,326 common shares of First Majestic were represented at the 2025 AGM, representing 57.99% of the Company's issued and outstanding common shares as at the record date for the meeting. Shareholders voted in favour of all matters brought before the 2025 AGM, except the non-binding Say on Pay Advisory Vote. The specific voting results were as follows:

NUMBER OF DIRECTORS

Resolution	Votes For	% For	Votes Against	% Against
Set the number of directors of the Company at seven	278,420,085	99.08%	2,583,362	0.92%

ELECTION OF DIRECTORS

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	224,054,100	99.23%	1,744,471	0.77%
Marjorie Co	224,137,032	99.26%	1,661,538	0.74%
Thomas F. Fudge, Jr.	113,883,442	50.44%	111,915,128	49.56%
Raymond L. Polman	224,685,632	99.51%	1,112,938	0.49%
Colette Rustad	123,790,198	54.82%	102,008,373	45.18%
Daniel Muñiz Quintanilla	224,356,034	99.36%	1,442,535	0.64%
Ayesha Hira	224,572,081	99.46%	1,226,489	0.54%

APPOINTMENT OF AUDITOR

Resolution	Votes For	% For	Votes Withheld	% Withheld
Appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor for the Company to hold office until the next Annual General Meeting	267,246,357	95.10%	13,757,109	4.90%

The non-binding advisory resolution with respect to the Company's approach to executive compensation as outlined in the Circular was not approved.

SAY-ON-PAY (non-binding advisory vote)

Resolution	Votes For	% For	Votes Against	% Against
Advisory resolution to approve the Company's approach to executive compensation	92,599,154	41.01%	133,199,406	58.99%

AYESHA HIRA APPOINTED TO FIRST MAJESTIC'S BOARD OF DIRECTORS

First Majestic is pleased to welcome Ayesha Hira to the Company's Board of Directors, effective May 20, 2025, following her election as a director at our 2025 AGM.

Ms. Hira is a seasoned mining executive with 30 years of experience in the sector. She is currently serving as Interim President & CEO, and Director, of Belo Sun Mining Corp., a TSX-listed gold company. Ms. Hira started her career as a geologist, working on diamond, base metals, and gold exploration projects. She then transitioned into capital markets, working in the global mining teams at CIBC World Markets and RBC Capital Markets with North American, UK, Australian, South African, and European listed mining and steel companies. After sixteen years working in capital markets, Ms. Hira spent nearly four years at Lucara Diamond Corp., a Lundin Group company, where she served as VP, Corporate Development & Strategy, focusing on strategic growth and mergers.

In addition to her experience as an executive, Ms. Hira has also held various board positions, previously serving as a board member of Lucara Botswana and Clara Diamond Solutions, as well as being elected to the board of the Responsible Jewellery Council representing the Mining Forum, and being appointed as a committee member with the Natural Diamond Counsel. Ms. Hira is a Chartered Financial Analyst charter-holder with a Bachelor of Science (Honours) in Geology from Queen's University, Canada, and she holds an ICD.D designation from the Institute of Corporate Directors.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "forward‐looking statements").  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements in this news release include, but are not limited to, statements with respect to: the time and place of the 2025 AGM.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise.